Filed Pursuant to Rule 433
Registration No. 333-226469

The Timken Company

$400,000,000

4.500% Senior Notes due 2028

Final Term Sheet

August 22, 2018

Issuer:	The Timken Company (NYSE: TKR)

Title of Security:	4.500% Senior Notes due December 15, 2028 (the “Notes”)

Principal Amount:	$400,000,000

Expected Ratings*:	Baa3 / BBB / BBB (Outlook: Stable / Stable / Stable) (Moody’s / S&P / Fitch)

Trade Date:	August 22, 2018

Settlement Date (T+10)**:	September 6, 2018

Maturity Date:	December 15, 2028

Minimum Denomination / Multiples:	$2,000 / $1,000

Interest Payment Dates:	June 15 and December 15

First Interest Payment Date:	December 15, 2018 (short first interest period)

Change of Control Offer to Repurchase:	If issuer is subject to a Change of Control Triggering Event, at 101% of principal, plus accrued and unpaid interest.

Optional Redemption:

At any time before September 15, 2028 (the “Par Call Date”), in whole at any time, or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed and (2) the remaining principal and interest payments on the Notes being redeemed from the redemption date to the Par Call Date, discounted to their present value as of the redemption date on a semi-annual basis at the applicable Treasury Rate plus 25 bps, plus accrued and unpaid interest.

At any time on or after the Par Call Date, in whole or in part at any time and from time to time, at a price of 100%, plus accrued and unpaid interest.

Treasury Benchmark:	2.875% UST due August 15, 2028

Treasury Yield:	2.817%

Spread to Benchmark:	170 bps

Reoffer Yield:	4.517%

Coupon:	4.500%

Issue Price:	99.868% of face amount

Day Count:	30 / 360

Proceeds, before Expenses and Discounts:	$399,472,000

CUSIP:	887389AK0

ISIN:	US887389AK07

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
KeyBanc Capital Markets Inc.

Senior Co-Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC

Co-Managers:	MUFG Securities Americas Inc.
PNC Capital Markets LLC
SG Americas Securities, LLC
U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date or the next seven business days will be required, by virtue of the fact that the Notes initially will not settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may request these documents by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.